Hallador Energy Company
1183 East Canvasback Drive
Terre Haute, Indiana 47802

May 15, 2024

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:  Yolanda Guobadia, Staff Accountant

                   John Cannarella, Staff Accountant

Re:         Hallador Energy Company
               Form 10-K for the Fiscal Year ended December 31, 2023
               Filed March 14, 2024
               File No. 001-34743

Dear Ms. Guobadia:

On behalf of Hallador Energy Company (the “Company”), we submit this letter in response to the letter, dated May 8, 2024 (the “Comment Letter”), from the staff of the U.S. Securities and Exchange Commission, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2023, filed on March 14, 2024. We are working expeditiously to respond to the Comment Letter. As per your phone conversation with our legal counsel, we currently anticipate submitting a response to the Comment Letter on or before June 6, 2024. Thank you for your consideration.

Very truly yours,

/s/ Marjorie Hargrave

Marjorie Hargrave

Chief Financial Officer